UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D
              Under the Securities Exchange Act of 1934

                       GLOBESAT HOLDING CORP.
                          (Name of Issuer)

                   Common Stock ($0.01 par value)
                   (Title of Class of Securities)

                             379570 20 3
                           (CUSIP Number)

            (Name Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                         Dr. Brian H. Price
                     135 West Beaver Creek Road
                   Richmond Hill, Ontario L4B 1O6
                           (905) 707-1962

                            June 20, 1997
       (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement of Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check
the following box  [   ].

CUSIP No. 379570 20 3


1) Names of Reporting Persons S.S. or I.R.S Identification Nos. Of Above Persons 21st Century Health Care Inc.


2)  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  [ ]
(b)  [ ]


3)  SEC Use Only


4)  Source of Funds
    OO - Shares Acquired Pursuant to Finder's Agreement

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)  Citezenship or Place of Organization
    CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (7-14)

7)  Sole Voting Power:        750,000

8)  Shared Voting Power:      None

9)  Sole Dispositive Power:   750,000

10) Shared Dispositive Power  None

11) Aggregate Amounts Beneficially Owned By Each Reporting Person   750,000

12)   Check Box if the Aggregate Amount in Row (11) Exceeds
      Certian Shares

13)   Percent of Class Represented by Amount Shown in Row (11)  6.48%

14)   Type of Reporting Person                  IN


                       GLOBESAT HOLDING CORP.
                             SCHEDULE 13D

Item 1.          Security and Issuer.

     This statement relates to the Common Stock $0.01 par value per share (the "Common Stock") of Globesat Holding Corp., a Utah corporation (the "Company"), whose principal executive offices are located at BCE Place, 181 Bay Street, Suite 1800, Toronto, Ontario M5J 2T9.

Item 2.          Identity and Background.

     This statement is filed by 21st Century Health Care Inc.

     (a)  Name: Dr. Brian H. Price
     (b) Residence or business address: 135 West Beaver Creek, Richmond Hill, Ontario.
     (c) Sole director, officer and control person of 21st Century Health Care Inc.

     (d) None of the persons or entities or persons identified in this Item during the last five years, has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

     (e) None of the persons or entities identified in this Item during the last five years, has been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Canadian permanent resident

Item 3.        Source and Amount of Funds or other Consideration

The reporting persons received a total of 750,000 shares of the Company's Common Stock issued in consideration of a Finder's Agreement dated April 4, 1997 with respect to the acquisition of International Monetrary Sercvices Inc., a Cayman Island exempt corporation ("IMS").

Item 4.        Purpose of Transaction

The reporting persons assisted the Company and IMS to merge and recieved the subject securities for services provided therewith.

Item 5.        Interest in Securities of the Issuer.

          (a)  See Items 11 and 13 of second part of cover page
          (b)  See Items 7, 8, 9, and 10 of second part of cover page
          (c)  None
          (d)  None
          (e)  Not applicable

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to the Securities of the Issuer.

          None

Item 7.        Material to be filed as Exhibits.

          Share Purchase Agreement-incorporated by reference to the Company's Form 8-K dated June 27,1997 and filed with the Commission on June 30, 1997 wherein such document is filed as an exhibit

          Agreement required pursuant to Regulation 13d-1(f)(1)(iii)


                                  SIGNATURE


        After reasonable inquiry and to the best of the undersigned('s') knowledge and belief, the undersigned certify/certifies that the information set forth in this statement is true, complete and correct.


Date:  July 6, 1997               /s/ Dr. Brian H. Price
                                  21st Century Health Care Inc.